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Washington, DC

December 28, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief Explanation of Semi-annual Securities Report for the 30th Business Year dated December 27, 2005
- Notice of Right to Exercise Call Option on the 2nd Unsecured Convertible Bonds dated December 28, 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

dlw 1/3

Brief Explanation of
Semi-annual Securities Report for the 30th Business Year dated December 27, 2005

This information is Semi-annual Securities Report, so-called *Hanki Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of first half of each fiscal year pursuant to Article 24-5 of the Securities and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Semi-annual Securities Report includes financial statements for the first half of relevant fiscal year and other certain in formation which may be material to an investment decision.

The Semi-annual Securities Reports of BELLUNA CO., LTD. (the "Company") states the following information:

- As of September 30, 2005, the Company has seven consolidated subsidiaries. For the six months ended September 30, 2005, total consolidated net sales amounted to ¥56,359 million (¥53,494 million for the six months ended September 30, 2004) and non-consolidated net sales amounted to ¥46,395 million (¥47,086 million for the six months ended September 30, 2004).
- For the six months ended September 30, 2005, consolidated operating income amounted to ¥4,539 million (¥4,504 million for the six months ended September 30, 2004) and non-consolidated operating income amounted to ¥2,980 million (¥3,216 million for the six months ended September 30, 2004).
- For the six months ended September 30, 2005, consolidated net income amounted to ¥2,899 million (¥2,801 million for the six months ended September 30, 2004) and non-consolidated net income amounted to ¥2,050 million (¥2,072 million for the six months ended September 30, 2004). The Company mainly engaged in catalog business.
- As of September 30, 2005, the number of regular employees on a consolidated basis is totally 1,080.
- The consolidated total shareholders' equity of the Company was ¥ 50,984 million as of September 30, 2005.

- End -

December 28, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Right to Exercise Call Option on the 2nd Unsecured Convertible Bonds

Regarding the 2nd unsecured convertible bonds with 120% call option (the Bonds) which the Company issued on April 15, 2002, the requirements for a 120% call option of the Bonds, provided in the agreement with companies commissioned on behalf of the bondholders, were met on December 28, 2005. By virtue of this qualification, the Company has the right to exercise early redemption, at 100 percent of the 100 yen par value of each bond.

If the Company elects to exercise the right based on the aforementioned requirements, it will publish and disseminate notice of the procedure for redemption to bondholders within 20 days of the time the right accrues to the Company, and during a period more than 30 days and less than 60 days prior to the date upon which the Bonds are redeemed. Currently, the Company has not decided whether or not to exercise the right.

As the right accrues to the Company when the closing price of the Company's shares on the Tokyo Stock Exchange for each of the last 20 consecutive trading days is at least 120% of the conversion price in effect on each such trading day, the Company may continue to reserve the right on and after December 29, 2005.

-END-